UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s press release issued on August 20, 2020, titled “Foresight Announces Second Quarter 2020 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Consolidated Financial Statements as of June 30, 2020, which is attached hereto as Exhibit 99.2; (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020, which is attached hereto as Exhibit 99.3; and (iv) the Registrant’s press release issued on August 21, 2020, titled “Foresight: Eye-Net Mobile and Global Japanese Technology Company to Start Pilot Project,” which is attached hereto as Exhibit 99.4.

The first two paragraphs, the sections titled “Second Quarter 2020 Financial Results,” “Balance Sheet Highlights,” “Second Quarter Corporate Highlights,” and “Forward-Looking Statements,” and the GAAP financial statements in the press release attached as Exhibit 99.1, and Exhibits 99.2, 99.3 and the first, second and fourth paragraphs and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.4 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-229715) and Form S-8 (Registration No. 333-229716 and 333-239474) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Foresight Autonomous Holdings Ltd. on August 20, 2020, titled “Foresight Announces Second Quarter 2020 Financial Results.”
99.2	Foresight Autonomous Holdings Ltd.’s Interim Condensed Consolidated Financial Statements as of June 30, 2020.
99.3	Foresight Autonomous Holdings Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2020.
99.4	Press release issued by Foresight Autonomous Holdings Ltd. on August 21, 2020, titled “Foresight: Eye-Net Mobile and Global Japanese Technology Company to Start Pilot Project.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: August 21, 2020	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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